Walter Ielusic Senior Vice President and Controller General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 USA T+ 203 840 6335 walter.ielusic@ge.com

VIA EDGAR

April 11, 2013

Ms. Sharon Blume
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for the period ended December 31, 2012 File No. 001-06461

    Dear Ms. Blume:

This letter is in response to your letter of April 9, 2013, concerning General Electric Capital Corporation’s Form 10-K for the year ended December 31, 2012.  We are in the process of responding to your comments, but are requesting an extension until May 7, 2013, to allow additional time to compile our response.

Sincerely,

/s/ Walter Ielusic

Walter Ielusic
Senior Vice President – Controller
General Electric Capital Corporation

/lsw
cc:           Michael A. Neal, Chairman and Chief Executive Officer, General Electric Capital Corporation
Jeffrey S. Bornstein, Chief Financial Officer, General Electric Capital Corporation
Jamie S. Miller, Vice President and Controller, General Electric Company